

Mail Stop 4631

July 23, 2009

Mr. Kenneth D. McCuskey
Sauer-Danfoss, Inc.
2800 East 13th Street
Ames, Iowa 50010

        RE: Sauer-Danfoss, Inc.
                Form 10-K for the fiscal year ended December 31, 2008
                Filed March 24, 2009
                File # 1-14097

Dear Mr. McCuskey:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Estimates, page 31
Goodwill and Long-Lived Asset Recovery, page 32

1. You have recorded significant impairment charges related to goodwill and long-lived assets. However, your market capitalization is still significantly below the book value of your equity. With a view towards future disclosure, please provide

Mr. Kenneth D. McCuskey
Sauer-Danfoss, Inc.
July 23, 2009
Page 2

us with a more specific and comprehensive discussion of your impairment policy
for long-lived assets. In this regard, please address the following items:

- Clarify how you have defined your asset groups.
- Include a more specific discussion of how you identify when circumstances
  indicate asset groups may not be recoverable. Please disclose how frequently
  you evaluate these circumstances.
- Discuss how you establish cash flows and allocate expenses by asset group.
- Discuss how you determine the fair value of your asset group.
- Include a qualitative and quantitative description of the critical assumptions
  used in your impairment analysis and a sensitivity analysis of those
  assumptions based upon reasonably likely changes. Please present this
  information separately for each of your asset groups. For example, consider
  presenting meaningful information regarding the following:

  - Use of an income based or market based approach
  - Cash flows
  - Growth rates
  - Discount rates
  - Use of a weighted average cost of capital or a cost of equity method
  - Risk applications
  - Control Premiums

- Discuss quantitative information regarding any significant known trends;
- Discuss any material and useful information that you gather and analyze
  regarding the risks of recoverability of your assets.

Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties
unless management has concluded that the uncertainty is not reasonably likely to
materially impact future operating results. This could include uncertainties
regarding the recoverability of recorded assets. We caution you that, to the extent
you gather and analyze information regarding the risks of recoverability of your
assets, such information may be required to be disclosed if it would be material
and useful to investors. We believe that it is important to provide investors with
information to help them evaluate the current assumptions underlying your
impairment assessment relative to your current market conditions and your peers
to enable them to attempt to assess the likelihood of potential future impairments.
We believe that detailed rather than general disclosures regarding these risks and
exposures would provide investors with the appropriate information to make this
evaluation. In this regard, we urge you to consider what additional quantitative
disclosures can be provided to convey the risk that additional impairment charges
may be recorded.

Disclosure Controls and Procedures, page 36

2. We note your disclosure of the effectiveness of the design and operation of your disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. The definition of disclosure controls and procedures is in Exchange Act Rule 13a-15. Please confirm to us that your disclosure and controls were effective pursuant to Exchange Act Rule 13a-15. In future filings, please refer to Exchange Act Rule 13a-15.

Exhibit Index

3. We note disclosure of a Stockholders Agreement dated July 11, 2008, and a Share Purchase Agreement by and between Danfoss A/S and Sauer Holding on pages II-3 and II-4 of your definitive proxy statement on Schedule 14A. Please tell us why you have excluded these documents from the exhibit index, as they appear to be material.

Certifications, Exhibits 31.1 and 31.2

4. Please note that the certifications must be in the exact form required by Item 601(b)(31) of Regulation S-K. In future filings, please ensure that the certifications filed with your annual reports on Form 10-K and quarterly reports on Form 10-Q are in the proper form. In this regard, we note the following changes for your certifications:
    - in paragraph 2, delete "annual";
    - in paragraph 4 add ")" after "15d-15(f)" and delete "we" before "have";
    - in paragraph 4(d) add after "registrant's", "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" and delete "fourth fiscal quarter"; and
    - in paragraph 5 add after "evaluation", "of internal control over financial reporting" and add after "directors", "(or persons performing the equivalent functions)".

Form 10-Q for the quarterly period ended March 31, 2009
Liquidity and Capital Resources, page 20

5. Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of any significant covenants within your debt agreements. In addition, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial

covenants. Your disclosures about this should be straightforward, comprehensive and timely. Discuss the consequences of not being able to comply with the covenants, and what you will do if you are unable to amend them. We also remind you about the Form 8-K requirements concerning any triggering events that accelerate or increase a direct financial obligation or an obligation under an off-balance sheet arrangement.

Disclosure Controls and Procedures, page 22

6. We note the description of the definition of disclosure controls and procedures. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please revise accordingly and show us in your supplemental response what the revisions will look like.

Definitive Proxy Statement

Compensation Discussion & Analysis
Base Salary, page II-16

7. We note that your CEO's base salary was below the benchmark market median by approximately 20% in 2008. With a view toward future disclosure, please tell us where the actual 2008 base salary amounts for each of your other named executive officer fell with respect to the targeted benchmark market median.   In addition, please provide us with a materially complete description and analysis of the individual objectives applicable to each of your named executive officers, as well as the compensation committee's assessment of how each officer performed with respect to those objectives. In this regard, we note that the list of factors on page II-16 lacks specificity and does not offer a meaningful perspective on what, if any, correlation existed between each officer's individual performance and the committee's decisions for each officer with respect to salary.

Annual Incentive Awards, page II-16

8. With a view toward future disclosure, please tell us the 2008 targeted benchmarks for incentive compensation.

9. We note your statement on page II-17 that you are not disclosing your Annual Incentive Award EBIT margin targets and their basis for computation because they involve confidential financial information and could result in you suffering competitive harm if disclosed. For future filings, please note that if a performance target is material to an understanding of your compensation policies and decisions for your named executive officers, when, for example, you have paid incentive compensation, we believe that target should be disclosed. The only basis for withholding the disclosure of such a target is contained in Instruction 4 to Item 402(b) of Regulation S-K. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Long-Term Incentive Awards, page II-18

10. With a view toward future disclosure, please tell us why the committee chose performance units for the Long-Term Incentive Awards. In addition, please address the following points regarding the 2008 Long Term Incentive Plan:

    *   Please tell us why the 2008 Long-Term Incentive Plan target award level for each named executive officer was 125%.
    *   We note the RONA thresholds are disclosed on a table on page II-18 and cover the period 2006 through 2008. We also note that the RONA actual performance is disclosed as a three year average of 9% on page II-19. Please tell us the actual three year RONA performance for each year as compared to the thresholds in the table on page II-18.
    *   Please tell us how the target award levels and actual performance correlated to the payments disclosed on page II-20.
    *   We note the sample calculation of the 2008-2010 award opportunity. Please provide us a sample of the 2006-2008 award calculation.
    *   Please tell us whether a sales growth modifier was added to the Long Term Plan's performance targets and how sales growth modifiers, if any, correlated to the payments set forth for each named executive officer in the table on page II-20.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Kenneth D. McCuskey
Sauer-Danfoss, Inc.
July 23, 2009
Page 6

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

                                        Sincerely,

                                        John Hartz
                                        Senior Assistant Chief Accountant